                             EVERLAST WORLDWIDE INC.
                            1350 BROADWAY, SUITE 2300
                            NEW YORK, NEW YORK 10018

VIA EDGAR

                                                              September 20, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings
Assistant Director

      Re: EVERLAST WORLDWIDE INC. REGISTRATION STATEMENT ON FORM S-1
          (FILE NO. 333-141523)

      Ladies and Gentlemen:

      Reference is made to the above captioned registration statement filed by
Everlast Worldwide Inc. ("Everlast") with the Securities and Exchange Commission on March 22, 2007 and the amendment thereto filed on May 1, 2007 (the registration statement and such amendment, jointly, the "Registration
Statement"). On September 19, 2007, at a special meeting of stockholders of
Everlast, the stockholders of Everlast voted in favor of the adoption of the
Agreement and Plan of Merger, dated as of June 28, 2007, as amended by Amendment
No. 1 to the Agreement and Plan of Merger, dated as of June 29, 2007, among
Brands Holdings Limited, EWI Acquisition, Inc. and Everlast, pursuant to which
EWI Acquisition, Inc. will merge with and into Everlast with Everlast being the surviving corporation in the merger. As a result of the merger, Everlast will cease to be a publicly traded company.

      As a result of the adoption by Everlast's shareholders of the Agreement and Plan of Merger and the impending merger, Everlast will not pursue the secondary public offering of common stock contemplated by the Registration
Statement. The Registration Statement has not been declared effective by the
Securities and Exchange Commission, no shares of common stock of Everlast have been or will be issued or sold under the Registration Statement and all activities in respect of such secondary public offering have been discontinued.
Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended,
Everlast hereby respectfully requests the immediate withdrawal of the
Registration Statement (together will all exhibits thereto) and the granting of an order by the Securities and Exchange Commission in respect thereof.

      Please forward copies of the order consenting to the withdrawal of the
Registration Statement to the undersigned via facsimile at 212-563-0824, with a copy to (i) Robert H. Friedman of Olshan Grundman Frome Rosenzweig & Wolosky LLP
at 212-451-2222 and (ii) Matthew F. Herman of Freshfields Bruckhaus Deringer LLP
at 212-277-4001.

      Please do not hesitate to call the undersigned at 212-239-0990 or Robert
H. Friedman of Olshan Grundman Frome Rosenzweig & Wolosky LLP at 212-451-2220
with any questions you may have regarding this letter.

                                     Very truly yours,

                                EVERLAST WORLDWIDE INC.

                                By: /s/ Seth A. Horowitz
                                    ---------------------------------------------
                                    Name:  Seth A. Horowitz
                                    Title: President and Chief Executive Officer

cc:   Mara Ransom
      Robert H. Friedman
      Matthew F. Herman